SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

CALL NOTICE – ANNUAL AND SPECIAL SHAREHOLDERS’ MEETINGS

In compliance with the provisions of article 132 of Law 6,404/76, the shareholders of GOL LINHAS AÉREAS INTELIGENTES S/A are invited to attend the Annual And Special Shareholders’ Meetings to be held on April 17, 2006, at 08:00 am, at Rua Joaquim Floriano, 100, ground floor (auditorium), in the City and State of São Paulo, CEP 01534-000, to: (i) in the Annual Shareholder’s Meeting, (a) analyze, discuss and vote the financial statements on the fiscal year ended on December 31, 2005; (b) resolve on the allocation of the fiscal year’s net income and dividend distribution; and (c) elect the members of the Board of Directors, establishing their respective remuneration. (ii) in the Special Shareholders’ Meeting, (a) resolve on the proposal of amendments to the Company’s Bylaws approved by the Board of Directors on 02/23/2006. Pursuant to the provisions of article 141 of Law 6,404/76 and CVM Instruction 165, dated 12/11/91, amended by CVM Instruction 282, dated 06/26/98, the minimum voting capital percentage to request the multiple voting is 5%. Power-of-attorneys shall be delivered to the Company’s headquarters, located at Rua Tamoios, 246,ground floor, in the City and State of São Paulo, to the attention of the Investor Relations Officer, until 04/14/2006, at 6:00 pm.

São Paulo, March 31, 2006

Board of Directors
Constantino de Oliveira - Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.